UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

SCHEDULE 13E-3

(Amendment No. 2)

(Rule 13e-101)

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

CORVUS GOLD INC.

(Corvus Gold ULC as successor by amalgamation to Corvus Gold Inc.)

(Name of Issuer)

CORVUS GOLD INC.
ANGLOGOLD ASHANTI LIMITED

ANGLOGOLD ASHANTI (U.S.A.) EXPLORATION INC.

1323606 B.C. UNLIMITED LIABILITY COMPANY
ANGLOGOLD ASHANTI HOLDINGS PLC

(Names of Persons Filing Statement)

Common Shares, No Par Value

(Title of Class of Securities

221013105

(CUSIP Number of Class of Securities)

Timothy Thompson Corvus Gold ULC (as successor by amalgamation to Corvus Gold Inc.) 1750, 700 West Pender Street Vancouver, BC Canada V6C 1G8 Telephone: (604) 638-3246

Kandimathie Christine Ramon
AngloGold Ashanti Limited
AngloGold Ashanti (U.S.A.) Exploration Inc.
1323606 B.C. Unlimited Liability Company
AngloGold Ashanti Holdings plc

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa

+27 (0)11 637-6019

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jason Brenkert, Esq.
Dorsey & Whitney LLP
1400 Wewatta Street
Suite 400
Denver, Colorado
United States 80202-5549
Telephone: (303) 352-1133

George A. Stephanakis, Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London EC2Y 9HR
United Kingdom
Telephone: +44 (0)20 7453 1000

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of  solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☒

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
US$355,702,039.82	US$32,973.58

In accordance with Exchange Act Rule 0-11(c), the filing fee of US$32,973.98 was determined by multiplying .0001091 by the aggregate Arrangement Consideration of US$355,702,039.82. The aggregate value of the transaction is C$443,987,286.10 converted into United States dollars. Canadian dollars were converted into United States dollars using the average daily exchange rate as reported by the Bank of Canada on October 8, 2021 of

US$1.00=C$1.2482. The aggregate Arrangement Consideration was calculated as of October 11, 2021 based on the sum (a)  102,228,521 common shares issued and outstanding excluding shares held by AngloGold Ashanti Limited and all of its subsidiaries multiplied by C$4.10, (b) 12,005,000 common shares underlying outstanding vested and unvested options held by officers, directors, consultants, and employees of Corvus (the “cashed-out options”) multiplied by C$2.07 (which is the difference between C$4.10 cash payment per share less the applicable exercise price, and C$2.03, the weighted average per share exercise price of such options).

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: US$32,973.58	Filing Party: Corvus Gold Inc.

Form or Registration No.: Schedule 14A	Date Filed: October 14, 2021

INTRODUCTION

This Amendment No. 2 to Schedule 13E-3 (the “Amendment) amends and supplements the Rule 13E-3 Transaction Statement filed with the Securities and Exchange Commission (the “SEC”) on October 14, 2021 and amended on November 26, 2021 (the “Existing Schedule 13E-3”), as further amended and supplemented by this Amendment, together with the exhibits hereto (this “Transaction Statement”). The Transaction Statement is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by: (i) Corvus Gold ULC (as successor by amalgamation to (a) Corvus Gold Inc. (“Corvus” or the “Company”), a corporation existing under the laws of British Columbia and the issuer of the common shares, no par value (the “Common Shares”), that are subject to the Rule 13e-3 transaction, and (b) 1323606 B.C. Unlimited Liability Company (the “Purchaser”), an unlimited liability company existing under the laws of British Columbia), (ii) AngloGold Ashanti Limited (“AGA”), a South African company, (iii) AGA (U.S.A.) Exploration Inc. (“AGA (U.S.A.) Exploration”), a Delaware corporation, and (iv) AngloGold Ashanti Holdings plc (the “Guarantor”), an Isle of Man company. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.” In this Transaction Statement, AGA, AGA (U.S.A.) Exploration, the Purchaser and the Guarantor are referred to collectively as the “AGA Group.” The Purchaser is an indirect wholly owned subsidiary of AGA and the Guarantor is a direct wholly owned subsidiary of AGA. Corvus Gold ULC is an indirect wholly owned subsidiary of AGA.

This Transaction Statement relates to the Arrangement Agreement, dated September 13, 2021 (as it may be amended from time to time, the “Arrangement Agreement,” and the transactions contemplated thereby, the “Arrangement”) among Corvus, the Purchaser, and the Guarantor. Pursuant to the Arrangement Agreement, the Purchaser, among other things, acquired the remaining 80.5% of the outstanding Common Shares, not already owned by the AGA Group on January 18, 2022 for C$4.10 per Common Share (the “Consideration”). Subsequently, the Purchaser and Corvus were amalgamated to form one corporate entity (Corvus Gold ULC), with the legal existence of the Purchaser surviving the amalgamation and the Common Shares were canceled pursuant to the Arrangement. AngloGold Ashanti (U.S.A.) Holdings Inc., which is the direct parent company of the Purchaser, received one common share in the authorized share structure of Corvus Gold ULC for each common share previously held by AngloGold Ashanti (U.S.A.) Holdings Inc. in the Purchaser. Corvus Gold ULC is now an indirect wholly owned subsidiary of AGA.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the Arrangement that is the subject of this Transaction Statement.

All information set forth in this Final Amendment should be read in conjunction with the information contained or incorporated by reference in the Existing Schedule 13E-3, as amended to date.

All information concerning the Company contained in, or incorporated by reference into, this Amendment was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Amendment was supplied by such filing person.

Item 15. Additional Information.

The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On January 6, 2022, at a special meeting of the Company’s shareholders and optionholders (collectively, the “Securityholders”), the Securityholders approved the Arrangement Agreement and the consummation of the Arrangement pursuant to which the Purchaser would acquire the remaining 80.5% of the outstanding Common Shares, not already owned by the AGA Group.

On January 11, 2022, the Supreme Court of British Columbia approved the Arrangement and issued a Final Order related thereto.

On January 18, 2022, at the effective time of the Arrangement (the “Effective Time”), each option to purchase a Common Share (a “Corvus Option”) that was outstanding immediately prior to the Effective Time, notwithstanding the terms of such Corvus Option (whether vested or unvested) was immediately canceled in exchange for a cash payment from the Purchaser equal to the amount by which the Consideration exceeded the exercise price of each such Corvus Option.

As a result of the Arrangement, the Corvus Gold ULC shares have ceased to trade on the Nasdaq Capital Market (“NASDAQ”) and the Toronto Stock Exchange. In connection with the closing of the Arrangement, in coordination with NASDAQ, a Form 25 relating to the delisting of the Corvus Gold ULC shares was filed with the SEC on January 18, 2022. Corvus Gold ULC expects the delisting of its shares to become effective 10 days following the filing, or January 28, 2022. The anticipated effective date may be delayed if the SEC postpones the effectiveness of the application to delist for other reasons. Concurrent with the delisting from NASDAQ, Corvus Gold ULC intends to file a Form 15 with the SEC to terminate the registration of its shares under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and to suspend its reporting obligations with the SEC. Corvus Gold ULC expects that its obligation to file reports with the SEC will be suspended immediately upon the filing of the Form 15. Corvus Gold ULC reserves the right to delay the filing of the Form 15 or withdraw the form for any reason prior to its effectiveness.

In addition, on January 18, 2022, Corvus Gold Inc. issued a press release announcing the consummation of the Arrangement and such press release is filed as Exhibit (a)(8) hereto.

Item 16. Exhibits.

Item 16 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit Number	Description
(a)(8)	Joint Press Release of Corvus Gold Inc. and AngloGold Ashanti Limited dated January 18, 2022 regarding the consummation of the Arrangement (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K as filed with the SEC on January 19, 2022)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2022

CORVUS GOLD ULC

	By:	/s/ Timothy Thompson
	Name:	Timothy Thompson
	Title:	President

ANGLOGOLD ASHANTI LIMITED

	By:	/s/ Kandimathie Christine Ramon
	Name:	Kandimathie Christine Ramon
	Title:	Chief Financial Officer

ANGLOGOLD ASHANTI (U.S.A.) EXPLORATION INC.

	By:	/s/ Timothy Thompson
	Name:	Timothy Thompson
	Title:	President

1323606 B.C. UNLIMITED LIABILITY COMPANY
(which became Corvus Gold ULC as a result of the amalgamation)

	By:	/s/ Timothy Thompson
	Name:	Timothy Thompson
	Title:	President

ANGLOGOLD ASHANTI HOLDINGS PLC

	By:	/s/ Robert Hayes
	Name:	Robert Hayes
	Title:	Director